FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  April 21, 2009

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated April 21, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

Date: April 21, 2009	By:	/s/ Mikael Grahne
		Name:	Mikael Grahne
		Title:	President and Chief Executive Officer

PRESS RELEASE
New York and Stockholm – April 21, 2009

MILLICOM INTERNATIONAL CELLULAR S.A.

RESULTS FOR THE PERIOD ENDED MARCH 31, 2009
(Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC)

Key figures

29% increase in subscribers** for Q1 09 versus Q1 08, bringing total subscribers to 33.6 million*
6% increase in revenues for Q1 09 to $846* million (Q1 08: $799 million *)
11% increase in EBITDA for Q1 09 to $376* million (Q1 08: $338 million* )
EBITDA margin of 44.5% (+219 basis points vs Q1 08)
Net profit for Q1 09 of $140 million (Q1 08: $158 million)
Basic earnings per common share for Q1 09 of $1.29 (Q1 08: $1.48)
Free cash flow of $48 million in Q1 09 (Q1 08: $18 million )
Capex forecast for 2009 of $850 million
Strategic review of Asian assets
** Excludes Amnet
* Excludes discontinued operations  (Sierra Leone)

Mikael Grahne, the newly appointed CEO of Millicom, commented: "We continued to show strong management control in Q1 09, delivering improvements in key areas.  In the financial area, we firstly achieved a strong margin of 44.5% as the result of cost controls and favorable product mix.   Secondly, free cash flow for Q1 09 was positive at $48 million representing 6% of revenues.  In Q1 09 we were also successful in raising close to $200 million of debt financing.

“In the operational area, there were three key improvements.  Firstly, revenues from Value Added Services (VAS) were up by 45% for Q1 09 versus Q1 08 in local currency.  Secondly, pre-paid churn was down by 0.6 percentage points for the Group from Q4 08. Thirdly, our market share was up by 1% in both Central America and Africa and, on a weighted basis at group level, our market share was stable.

“These key indicators give us confidence in the outlook despite the unfavorable economic environment.  Across our markets we have seen deterioration in the environment which has led to some changes in consumer behaviour. We are responding with continued innovation around revenue generation, cost optimization and affordability. Revenues for the group grew by 9% in local currency although the overall results have been impacted by foreign exchange movements.

“We have taken the decision to carry out a strategic review of our Asian assets, which could lead to a full or partial divestment of our business in the region.

“Despite the adverse economic environment, we continue to be confident in the medium and long term prospects for Millicom.  With overall penetration in our markets of some 41%, there is a substantial growth opportunity and by being an innovative, cost efficient operator, we believe we will continue to outperform our competitors over time.  We are on target to maintain our current EBITDA margin for 2009, we are on track to be free cash flow positive for the first time in 2009 and we have revised our capex forecast to approximately $850 million for the full year.”

Financial and operating summary for the period to March 31, 2009 and 2008

SUBSCRIBERS (‘000)	March 31, 2009	March 31, 2008	Change	FY 2008
– Total (i)	33,621**	26,075	29%	32,044
– Attributable (ii)	28,984**	22,183	31%	27,552

REPORTED NUMBERS(iv) US$ million	Q1 2009	Q1 2008	Q on Q change
– Revenues	846	799	6%	3,412
– EBITDA (iii)	376	338	11%	1,468

– EBITDA margin	44%	42%		43%
– Net profit for the period	140	158	(12)%	518*

*	Net profit for the period after a net charge of $55 million as a result of two one-off events
**	Excluding Amnet
(i)	Total subscriber figures represent the worldwide total number of subscribers of mobile systems inwhich Millicom has anownership interest.
(ii)	Attributable subscribers are calculated as 100% of subscribers in Millicom’s subsidiary operations and Millicom’spercentage ownership of subscribers in each joint venture operation.
(iii)	EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales,sales and marketing costs and general and administrative expenses from revenues.
(iv)	Excludes discontinued operations, except net profit.

Figures include Amnet unless otherwise specified.

Investments include capex of $210 million for Q1 09. Capex for FY 2009 is today expected to be around $850 million

Cash and cash equivalents of $729 million at end of Q1 09

Cash up-streaming of $86 million in Q1 09

Net debt of $1,490 million with an extrapolated full year net debt/EBITDA ratio of 1 times, enabling significant continuing investments

Subscriber growth of 29% in Q1 09 with total subscribers at 33.6 million, excluding Amnet and discontinued operations

1.6 million net new mobile subscribers in Q1 09 against Q4 08

A net income of $33 million has been booked in Q1 09 as a result of the revaluation of our original stake in Navega, following the acquisition of the company in Q1 09

A charge of $34 million for foreign exchange was recorded in Q1 09 which was mainly the result of the foreign exchange impact of dollar denominated debt

Revenue growth – Forex effect by region

US$m	Revenue Q1 08	Local currency growth	%	Forex	%	Acquisitions	%	Revenue Q1 09	Growth
Central America	340	(11)	(3)%	(4)	(1)%			325	(4)%
South America	232	37	16%	(32)	(14)%			237	2%
Africa	163	41	25%	(33)	(20)%			171	5%
Asia	64	5	6%	(1)	(2)%			68	6%
Total	799	72	9%	(70)	(9)%			801	0%
AMNET / Navega						45	6%	45
Total MIC	799	72	9%	(70)	(9)%	45	6%	846	6%

Impact of main currency depreciation on Revenue

	Q1 09 vs. Q1 08	Q1 09 vs. Q4 08
Ghana	39%	13%
African countries with € linked currencies (Senegal and Chad)	12%	3%
Tanzania	13%	4%
Colombia	29%	6%
Paraguay	10%	9%

Revenue growth Q1 09 ($m)

Revenue growth in Q1 09 has been negatively impacted by revenue erosion of 9% due to net depreciations of currencies in the countries in which Millicom operates.  In particular, currency devaluations have continue to affect the Ghanaian cedi (45% devaluation vs. the dollar over a year), the Colombian peso (39% devaluation), African currencies linked to the Euro (19% devaluation), the Paraguayan guarani (17% devaluation) the Tanzanian Shilling (8% devaluation), and the Guatemalan quetzal (7% devaluation). Amnet and Navega contributed 6 points of growth.

Development of Market Shares

	Q1 09	Q4 08	Q3 08	Q2 08
Central America	53%	52%	52%	51%
South America	15%	15%	16%	16%
Africa	29%	28%	27%	26%
Asia	34%	36%	37%	38%
Millicom Total	28%	28%	28%	28%

Millicom’s market share was up by 1 percentage point in Central America and Africa in Q1 09 and for the group as a whole it was stable on a weighted basis.

Review of operations

Financial results for the three months ended March 31, 2009

Subscribers

In Q1 09, Millicom added 1.6 million net new mobile subscribers, reaching 33.6 million total mobile subscribers, an increase of 29% versus Q1 08.  Millicom is today more focused on attracting the more loyal and higher revenue generating customers.

In Africa, the two best performing markets in terms of net subscriber additions were DRC which grew by 130% year-on-year, adding 144 thousand subscribers in Q1 09, and Chad, which grew by 91% year-on-year, adding 150 thousand subscribers in Q1 09. In Senegal, total subscribers increased by 48% and some 116 thousand net new subscribers were added in Q1 09, which is encouraging as it indicates the level of trust that subscribers are placing in the Tigo brand.

In Central America, Honduras grew its subscriber base by 24% year on year, despite the entry of a third operator at the end of Q4 08.  Guatemala grew its subscriber base by 18% year-on-year and El Salvador by 8%.

In South America, total subscribers increased by 20% year on year with Bolivia and Paraguay showing increases of 43% and 23% respectively.  In Colombia, the increase in subscribers was 9%.

In Asia, subscribers grew by 34% year-on-year with Laos growing by 76% and Sri Lanka by 54%.

	Net additional subscribers* (’000)
	Total	Central Am.	South Am.	Africa	Asia
Q1 09	1,576	353	274	764	185
Q4 08	1,587	335	269	611	372
Q3 08	2,110	570	280	962	298
Q2 08	2,272	489	448	1,035	300
Q1 08	2,824	962	571	873	418
*excluding discontinued operations

Total revenues, EBITDA and EBITDA margin

In Q1 09 we have seen a continued slowing of top line growth due to macroeconomic factors beyond our control.  Most notably, the strong dollar has negatively affected results in a number of markets, namely Colombia, Ghana, Tanzania and our African markets with Euro linked currencies, producing a 9% negative impact overall in Q1 09 as against Q1 08.  ARPU decline in Q1 09 is largely the result of currency depreciation.

Total revenues for the three months ended March 31, 2009 were $846 million, an increase of 6% from Q1 08.  The Group EBITDA for the three months ended March 31, 2009 was $376 million, an increase of 11% from Q1 08 and the EBITDA margin reached 44.5%.  In Central America, Tigo’s number one position in al l three markets means a high percentage of on-net calling and a very healthy EBITDA margin at 56%.  South American EBITDA margins increased from 39% in Q4 08 to 40% in Q1 09.  This improvement was mainly driven by the three percentage point margin improvement in Colombia to 20% in Q1 09. Margins in Africa and Asia reached 34% and 36% respectively.

	Quarterly YoY Growth **			Cellular ARPU ($)
	Subscribers	Revenues	EBITDA
Q1 09	29%	6%	11%	9.4*
Q4 08	38%	18%	31%	10.7*
Q3 08	53%	27%	25%	11.5
Q2 08	58%	37%	34%	12.1
Q1 08	58%	42%	36%	12.7
*           revenues for ARPU calculation exclude Amnet and Navega
**            excluding discontinued operations

Central America

In Q1 09 Tigo added some 353 thousand net new subscribers in Central America, bringing the total at the end of Q1 09 to 11.5 million, up 18% year on year.  Our subscriber growth rate in Central America is slowing due to the high rates of mobile penetration in these markets.  In Honduras we added some 24 thousand net new subscribers despite the entry of a fourth operator at the end of Q4 08.

Capex in Central America in Q1 09 was $27 million.

Revenues in Q1 09 were $327 million, down 4% year on year, as we have seen a continued lowering of remittances from the US in Q1 09 which were down 8% in the first two months of 2009 compared to the same period in 2008.

Tigo’s high market share, with number one positions in all three markets in Central America, has enabled Tigo to maintain a consistently high EBITDA margin of 56% despite a tougher environment.  EBITDA for Q1 09 was $183 million, down 2% year on year.

From the beginning of 2009, interconnect rates in Honduras have been cut to 6 cents a minute for both domestic (from 10 cents a minute) and international calls (from 8 cents a minute). Our incoming international revenues have been impacted by this reduction.

In March 2009 our joint venture in Guatemala acquired the remaining interest in Navega, which controls the fiber optic backbone rings for our mobile operations in the region. The acquisition was financed locally through debt. Through this acquisition we are now able to ensure the quality and the timely availability for backbone transmission capacity for our three mobile businesses to the benefit of our customers. This transaction will also benefit us by supporting the growing demand for access to the Internet as we expand our 3G broadband services.  We have focused on data services for our 3G networks during Q1 09 and we now have an important presence in the mobile broadband segment in each country.

In today’s market environment, we continue to focus on margin to a greater degree as penetration growth slows.  This can be seen by the number of initiatives to reduce costs and subsidies with a greater attention on the more loyal and higher revenue generating customers. We also believe that VAS and broadband will be important drivers of our business as both areas will be profitable segments of expansion in a more mature market.

	Quarterly YoY Growth			ARPU ($)
	Subscribers	Revenues	EBITDA
Q1 09	18%	(4) %	(2) %	13.7
Q4 08	27%	8%	19%	15.3
Q3 08	46%	13%	15%	15.4
Q2 08	53%	26%	31%	16.3
Q1 08	65%	36%	37%	17.4

Amnet

At the end of Q1 09, Amnet, our cable and broadband business in Central America had approximately 556 thousand revenue generating units, up 18% year on year.  Revenues in Q1 09 reached $43 million.  EBITDA amounted to $16 million with an EBITDA margin of 37% (42% excluding restructuring costs).  Capex for Q1 09 was $14 million.

During the Q1 09 we reviewed the organisation and outsourced a number of functions in order to increase operating efficiency and reduce costs.  This outsourcing will bring opex benefits and a $2 million restructuring cost has been booked in Q1 09.

Our focus during Q1 09 was on consolidating the new organizational structure, renegotiating agreements with some key content suppliers and on making profitable capital investments in areas that offer good returns.

The opportunity for Millicom is to use Tigo’s marketing skills to sell broadband services to existing cable customers and to provide a fixed element to our broadband offer.  Amnet has number one positions in its three main markets which will give Millicom critical mass in this important segment of the market, which we expect to be a major driver of growth going forward.

Financial performance
	Q1 09	FY 2008
	US$ ‘000	US$ ‘000
Revenues	43,315	164,195
EBITDA*	16,004	69,751
EBITDA margin	37%	43%
Operating performance (‘000)
Homes Passed	1,206	1,171
Revenue Generating Units	556	534

*excluding installation costs

South America

Revenues in South America in Q1 09 amounted to $237 million, up 16% in local currency from Q1 08, but the strong dollar continued to impact the top line, particularly in Colombia and Paraguay.  EBITDA for Q1 09 was $94 million, up 29%, and the EBITDA margin increased to 40% in Q1 09, helped by the improved EBITDA margin in Colombia at 20%.

Subscribers in South America increased 20% year on year, to reach 7.7 million at the end of Q1 09, with particularly strong growth in Bolivia where 203 thousand subscribers were added.

Capex in South America for Q1 09 amounted $37 million.

In Paraguay, we have seen a reduction in interconnect tariffs in Q1 09 to 7 cents a minute from 14 cents a minute in 2008.  This cut will have little impact on Tigo Paraguay as only a small proportion of traffic is cross-net.

Our focus during Q1 09 was on profitability through cost reduction initiatives and on customer proximity so as to better address the specific needs of the population.

Data revenues have been growing at a strong pace since the launch of 3G services in the second half of 2008 and we continue to see strong growth in VAS which now accounts for 18% of recurring revenue in the region.

	Quarterly YoY Growth			ARPU($)
	Subscribers	Revenues	EBITDA
Q1 09	20%	2%	29%	10.4
Q4 08	27%	9%	33%	11.8
Q3 08	36%	27%	21%	12.9
Q2 08	42%	35%	25%	12.7
Q1 08	43%	38%	30%	12.5

Africa

Revenues in Africa grew by 25% in local currency in Q1 09 from Q1 08, but the continued depreciation of African currencies put pressure on the dollar growth, particularly in Ghana and Tanzania. Net subscriber additions were higher in Q1 09 than in Q4 08 however, at some 764 thousand, as there was a resumption of growth in Senegal.  DRC, Chad and Tanzania recorded the highest additions for the region as a reflection of the considerable capex that has recently been invested in these markets.  Capex in Africa in Q1 09 was $107 million, showing our confidence in the medium to long term growth potential of Africa.

We have also continued to drive the affordability of our services, for example by reducing our on-net tariff in Ghana in Q1 09.  Subscriber numbers were lower in Ghana and Mauritius in Q1 09 than in Q4 08 following the launch of operations by a new market entrant in Ghana and due to intensive promotional activity in the Mauritian market. Despite the lack of growth in our subscriber base in Ghana, we have only seen a limited decrease in our market share (less than 1%), indicating that the market growth is slowing down.

EBITDA for Africa for Q1 09 reached $59 million with an EBITDA margin of 34%.  In Chad we acquired the 12.5% minority stake in the business from our local partner so that we now own 100% of the operation.  In DRC, we are restructuring our business to reduce cost and to increase our focus on cost control and regional profitability.

We classified our business in Sierra Leone as a discontinued operation in Q4 08 and we have received several expressions of interest from potential acquirers.  There are no further developments for the time being concerning the dispute in Senegal regarding Millicom’s license; both the legal process and the negotiations are ongoing. In the meantime, we have seen an increase in net additions, demonstrating the level of trust customers are placing in the Tigo brand.  We have also begun rolling out our network in Rwanda and we are on track to launch our operation there later this year.

In the current economic environment we are carefully managing our capex investments in Africa, and we are introducing cost reduction initiatives across the region.

	Quarterly YoY Growth (i)			ARPU ($)
	Subscribers	Revenues	EBITDA
Q1 09	52%	5%	12%	6.2
Q4 08	63%	28%	41%	7.1
Q3 08	87%	56%	83%	8.0
Q2 08	93%	70%	64%	8.8
Q1 08	72%	61%	33%	9.4
(i)           Excludes discontinued operations

Asia

Asia saw a year on year increase in subscribers of 34% in the Q1 09, ending March with some 4.5 million.  Revenues increased by 7% to $68 million and EBITDA decreased by 3 percentage points due to competitive pressure, giving an EBITDA margin of 36%.  Capex for Q1 09 was $25 million.

 In Cambodia, new competitors have entered the market.

In Sri Lanka, in the face of increased price pressure in the market, we launched ‘Call Collector’, a new innovative service and yet another first in the market, offering free on-net calls for a day based on the outgoing minutes used in the previous month. Only two weeks after launching this service we had achieved almost 30% penetration among our users.  We have also been granted an enhancement to our license to enable us to provide 3G services.

In Laos, in order to strengthen the aspirational nature of the Tigo brand, we organized the biggest concert in the history of Laos which was a big success, drawing almost 50 thousand participants.

We have taken the decision to carry out a strategic review of our Asian assets, which could lead to a full or partial divestment of our business in the region.

	Quarterly YoY Growth			ARPU ($)
	Subscribers	Revenues	EBITDA
Q1 09	34%	7%	(3)%	6.2
Q4 08	47%	20%	18%	6.6
Q3 08	52%	34%	17%	7.4
Q2 08	50%	38%	33%	8.1
Q1 08	49%	49%	45%	8.7

Forward looking statements

Despite the adverse economic environment, we continue to be confident in the medium and long term prospects for Millicom. With overall penetration in our markets of some 41%, there is a substantial growth opportunity and by being an innovative, cost efficient operator, we believe we will continue to outperform our competitors over time.

Capex is expected to be approximately $850 million in 2009. The EBITDA margin is expected to be maintained at the current level for the full year.  Millicom expects to be free cash flow positive in 2009 for the first time.

Comments on the financial statements

Millicom booked foreign exchange losses in Q1 09 of $34 million as a consequence of the revaluation in local currency of the US$ denominated debt in the operations, particularly in Ghana, Tanzania and Paraguay.  Less than 50% of Millicom’s total gross debt is exposed to US$ fluctuations.  Dollar denominated debt is used in countries where long term debt in local currency is either too expensive or unavailable.

Minority interests are predominantly affected by our Colombian operation.

The effective tax rate was 25% in Q1 09.

Millicom benefited from a lower cost of financing in Q1 09, coming from declining interest rates on its variable rate debt (Amnet loan 3 points).

Millicom booked a $33 million gain in Q1 09 when revaluing its share of the original stake in Navega at fair value following the acquisition of the remaining shares it did not own.  Despite this gain, the net profit in Q1 09 was lower due to a significant forex loss and depreciation increase..

Millicom secured close to $200 million of financing for Cambodia with IFC and in Guatemala with local banks during the Q1 09.

Other information

The amounts in the consolidated statements of profit and loss for the quarter ended March 31, 2009 and 2008, the consolidated balance sheets as at March 31, 2009 and December 31, 2008, the condensed consolidated statements of cash flows for the three months ended March 31, 2009 and 2008 and the condensed consolidated changes in equity for the years ended March 31, 2009 and 2008 are determined based on the principles of International Financial Reporting Standards (IFRS).

This report is unaudited.

Millicom’s online Annual Report and Accounts and the 20F for 2008 are now available at www.millicom.com.

Millicom’s financial results for the second quarter of 2009 will be published on July 21, 2009.

Luxembourg – April 21, 2009

Mikael Grahne, President & Chief Executive Officer

Millicom International Cellular S.A
15 rue Léon Laval
L-3372 Leudelange
Luxembourg
Tel : +352 27 759 101
Registration number: R.C.S. Luxembourg B 40.630

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 16 countries in Asia, Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 284 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS

Mikael Grahne President and Chief Executive Officer Millicom International Cellular S.A., Luxembourg	Telephone: +352 27 759 327

Francois-Xavier Roger Chief Financial Officer Millicom International Cellular S.A., Luxembourg	Telephone: +352 27 759 327

Andrew Best Investor Relations Shared Value Ltd, London	Telephone: +44 (0)7798 576378

Visit our web site at http://www.millicom.com

Conference call details

A conference call to discuss the results will be held at 14.00 London / 15.00 Stockholm / 09.00 New York, on Tuesday, April 21, 2009.  The dial-in numbers are: +44 (0)20 7136 2050, +46 (0)8 5352 6439 or +1 212 444 0481 and the pass code is 2744976#.  Please go to our website at www.millicom.com for a copy of the slides to be discussed during the call. A live audio stream of the conference call can also be accessed at www.millicom.com.  Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration.  A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7806 1970 / +46 (0)8 5876 9441 or +1 718 354 1112, access code: 2744976#.

Appendices

Consolidated statements of profit and loss for the three months ended March 31, 2009 and 2008
Consolidated balance sheets as at March 31, 2009 and December 31, 2008
Condensed consolidated statements of changes in equity for the three months ended March 31, 2009 and 2008
Condensed consolidated statements of cash flows for the three months ended March 31, 2009 and 2008
Quarterly analysis by cluster
Total subscribers and market position by country

Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the three months ended March 31, 2009 and 2008

	QTR ended March 31, 2009 (Unaudited) US$’000	QTR ended March 31, 2008 (Unaudited) US$’000
Revenues	846,074	798,501
Operating expenses
Cost of sales (excluding depreciation and amortization)	(193,341)	(201,849)
Sales and marketing	(163,249)	(164,499)
General and administrative expenses	(113,140)	(94,443)
EBITDA	376,344	337,710
Corporate costs	(17,134)	(11,860)
Stock compensation	433	(5,867)
Loss on disposal/Write down of assets, net	(1,029)	(911)
Depreciation and amortization	(146,694)	(109,429)
Operating profit	211,920	209,643
Interest expense	(43,247)	(43,380)
Interest and other financial income	3,221	11,363
Other non-operating (expenses) income, net	(1,446)	10,343
Profit from associated companies	2,339	1,860
Profit before taxes from continuing operations	172,787	189,829
Taxes	(42,782)	(41,870)
Profit before discontinued operations and minority interest	130,005	147,959
Result from discontinued operations	(4,476)	(2,898)
Non-controlling interest	14,091	13,044
Net profit for the period	139,620	158,105
Basic earnings per common share (US$)	1.29	1.48
Weighted average number of shares outstanding in the period (‘000)	108,436	106,729
Profit for the period used to determine diluted earnings per common share	139,620	158,865
Diluted earnings per common share (US$)	1.29	1.47
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	108,583	108,357

Millicom International Cellular S.A.

Consolidated balance sheets
as at March 31, 2009 and December 31, 2008

	March 31, 2009 (Unaudited) US$’000	December 31, 2008 US$’000
Assets
Non-current assets
Intangible assets, net	1,039,307	990,350
Property, plant and equipment, net	2,796,797	2,787,224
Investments in associates	1,156	21,087
Deferred taxation	14,767	14,221
Other non current assets	24,204	23,195
Total non-current assets	3,876,231	3,836,077
Current assets
Inventories	46,693	58,162
Trade receivables, net	239,046	257,455
Amounts due from joint venture partners	86,864	40,228
Prepayments and accrued income	112,458	82,303
Current tax assets	21,884	21,597
Supplier advances for capital expenditure	135,572	142,369
Other current assets	76,415	87,859
Cash and cash equivalents	728,572	674,195
Total current assets	1,447,504	1,364,168
Assets held for sale	16,747	20,563
Total assets	5,340,482	5,220,808

Millicom International Cellular S.A.

Consolidated balance sheets
as at March 31, 2009 and December 31, 2008

	March 31, 2009 (Unaudited) US$’000	December 31, 2008 US$’000
Equity and liabilities
Equity
Share capital and premium (represented by 108,502,986 shares at March 31, 2009)	656,305	642,544
Other reserves	(122,113)	(47,174)
Accumulated profits brought forward	1,082,548	565,032
Net profit for the year	139,620	517,516
	1,756,360	1,677,918
Non-controlling interest	(41,516)	(25,841)
Total equity	1,714,844	1,652,077
Liabilities
Non-current liabilities
Debt and other financing:
10% Senior Notes	453,713	453,471
Other debt and financing	1,216,771	1,208,012
Other non-current liabilities	72,999	70,008
Deferred taxation	79,346	81,063
Total non-current liabilities	1,822,829	1,812,554
Current liabilities
Debt and other financing	548,033	496,543
Capex accruals and payables	420,572	501,978
Other trade payables	235,354	240,576
Amounts due to joint venture partners	81,009	49,921
Accrued interest and other expenses	176,135	159,539
Current tax liabilities	118,302	93,416
Other current liabilities	217,140	207,106
Total current liabilities	1,796,545	1,749,079
Liabilities directly associated with assets held for sale	6,264	7,098
Total liabilities	3,625,638	3,568,731
Total equity and liabilities	5,340,482	5,220,808

Millicom International Cellular S.A.

Condensed consolidated statements of changes in equity
for the three months ended March 31, 2009 and 2008

	March 31, 2009 (Unaudited) US$’000	March 31, 2008 US$’000
Equity as at January 1	1,652,077	1,368,336
Profit for the year	139,620	158,105
Stock compensation	(433)	5,867
Shares issued via the exercise of stock options	10	1,158
Conversion of 4% Convertible Bonds	–	175,179
Acquisition of non-controlling interests in Millicom’s operation in Chad	(9,523)	–
Movement in currency translation reserve	(51,232)	30,177
Non-controlling interest	(15,675)	(6,207)
Equity as at March 31	1,714,844	1,732,615

Millicom International Cellular S.A.

Condensed consolidated statements of cash flows
for the three months ended March 31, 2009 and 2008

	March 31, 2009 (Unaudited) US$’000	March 31, 2008 (Unaudited) US$’000
EBITDA	376,344	337,710
Corporate costs	(17,134)	(11,860)
Movements in working capital	10,028	(25,727)
	369,238	300,123
Interest expense paid, net	(24,777)	(17,255)
Taxes paid	(22,638)	(31,243)
Net cash provided by operating activities	321,823	251,625
Cash used by investing activities	(339,016)	(240,700)
Cash provided by financing activities	87,044	23,950
Net cash from continuing operations	69,851	34,875
Cash (used) provided by discontinued operations	(2,286)	(5,527)
Cash effect of exchange rate changes	(13,188)	7,678
Net (decrease) increase in cash and cash equivalents	54,377	37,026
Cash and cash equivalents, beginning	674,195	1,174,597
Cash and cash equivalents, ending	728,572	1,211,623

Millicom International Cellular S.A.

Quarterly analysis by cluster
(Unaudited)

	Q1 09	Q4 08	Q3 08	Q2 08	Q1 08	Increase Q1 08 to Q1 09
Revenues (US$’000) (i)
Central America	327,289	354,909	339,773	342,039	340,127	(4)%
Amnet	43,315	43,015	–	–	–	–
South America	236,775	260,184	273,418	254,104	231,626	2%
Africa	171,156	182,909	186,994	178,090	163,371	5%
Asia	67,539	65,673	66,691	66,078	63,377	7%
Total Revenues	846,074	906,690	866,876	840,311	798,501	6%

EBITDA (US$’000) (i)
Central America	183,285	199,241	184,876	187,521	187,374	(2)%
Amnet	16,004	18,048	–	–	–	–
South America	93,615	100,261	96,596	82,227	72,441	29%
Africa	58,896	64,324	64,037	56,630	52,589	12%
Asia	24,544	24,015	25,061	27,084	25,306	(3)%
Total EBITDA	376,344	405,889	370,570	353,462	337,710	11%

Total mobile subs at end of period (i)
Central America	11,534,157	11,181,251	10,846,076	10,276,014	9,787,361	18%
South America	7,735,055	7,460,771	7,191,863	6,912,109	6,463,658	20%
Africa	9,813,009	9,048,652	8,437,868	7,476,121	6,440,696	52%
Asia	4,538,357	4,353,278	3,980,685	3,682,809	3,383,189	34%
Total	33,620,578	32,043,952	30,456,492	28,347,053	26,074,904	29%

Attributable mobile subs at end of period (i)
Central America	8,008,150	7,781,942	7,552,128	7,136,452	6,862,247	17%
South America	7,735,055	7,460,771	7,191,863	6,912,109	6,463,658	20%
Africa	9,605,418	8,837,808	8,239,691	7,289,508	6,250,790	54%
Asia	3,635,111	3,471,909	3,124,713	2,854,691	2,606,196	39%
Total	28,983,734	27,552,430	26,108,395	24,192,760	22,182,891	31%

(i)           Excludes discontinued operations

Millicom International Cellular S.A.

Total subscribers and market position by country
(Unaudited)

Country	Equity Holding	Country Population (million) (i)	MIC Market Position (ii)	Net Adds Q1 09	Total subscribers (iii)
					Q1 09	Q1 08	y-o-y Growth
Central America
El Salvador	100.0%	6	1 of 5	65,254	2,593,310	2,395,066	8%
Guatemala	55.0%	14	1 of 3	264,124	4,677,643	3,951,566	18%
Honduras	66.7%	8	1 of 4	23,528	4,263,204	3,440,729	24%

South America
Bolivia	100.0%	10	2 of 3	202,935	1,601,983	1,120,222	43%
Colombia	50.0%+1share	45	3 of 3	17,786	3,331,637	3,060,358	9%
Paraguay	100.0%	6	1 of 4	53,563	2,801,435	2,283,078	23%

Africa
Chad	100.0%	10	2 of 2	150,236	691,395	361,964	91%
DRC	100.0%	67	3 of 5	144,340	1,192,759	519,466	130%
Ghana	100.0%	24	2 of 5	(12,187)	2,875,740	2,393,782	20%
Mauritius	50.0%	1	2 of 3	(6,500)	415,183	379,813	9%
Senegal	100.0%	12	2 of 3	116,140	1,968,601	1,332,020	48%
Tanzania	100.0%	40	3 of 6	372,328	2,669,331	1,453,451	84%

Asia
Cambodia	58.4%	14	1 of 6	52,620	2,172,569	1,868,894	16%
Laos	74.1%	6	2 of 4	21,235	254,493	144,374	76%
Sri Lanka	100.0%	21	2 of 5	111,224	2,111,295	1,369,921	54%

Total subscribers excluding Amnet and discontinued operations		284		1,576,626	33,620,578	26,074,704	29%
____________________________

(i)         Source: CIA The World Fact Book
(ii)        Source: Millicom.  Market position derived from active subscribers based on interconnect
(iii)
Millicom has a policy of reporting only those subscribers that have generated revenues within a period of 60 days, or in the case of new subscribers only those that have already started generating revenues